P.E. 2/11/02
333-7112

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of February 2002

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A.
(Translation of Registrant's name into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ______________________.

Multicanal

www.multicanal.com.ar

Contacts in Buenos Aires

Marcelo Iribarne
(5411) 4524-4805
miribar@redarg.com.ar

Alfredo Marin
(5411) 4309-7602
amarin@clarin.com

Buenos Aires, February 1, 2002

Buenos Aires Stock Exchange

Present

Ref: Multicanal S.A. (the "Company")
9¼% Notes due 2002 and 10½% Notes due 2007

Dear Sirs:

As publicly known, Argentina has undergone a severe economic recession for more than three years. The prolonged and profound decline in economic activity, in addition to the lack of financing alternatives in the local and international markets, have materially adversely affected the country's economic development and have caused, among other effects, an unprecedented contraction in overall consumption levels, affecting the entire national economy, including the services and industrial sectors.

In spite of these circumstances, during this period Multicanal has been able to decrease significantly its level of indebtedness from approximately US$ 900 million in March 2000 to US$ 560 million as of today.

During recent months, the economic situation in Argentina has been affected by new economic, foreign exchange and regulatory measures adopted in light of a profound political and social crisis. These measures include the government's decision to suspend certain payments to foreign debtors, the adoption of measures designed to restrict depositors' ability to withdraw balances held with local banks and, more recently, the amendment of the Convertibility Law and the devaluation of the peso, as well as the introduction of foreign exchange controls. These restrictions are set forth in law 25.561 (Economic Emergency and Reform of Foreign Exchange Regulations) and other regulations.

The measures referred to above further reduced economic activity and consumption levels, resulted in illiquidity, a discontinuation of payments, and a general inability of debtors to comply with obligations, and further deteriorated the financial condition of companies operating in Argentina, including companies such as Multicanal, whose revenues are expressed in local currency.

In this context, Multicanal must devote its resources and revenues to ensure the continuity of its operations. Accordingly, the Company is deferring principal and interest payments on its 9¼% Notes due 2002 and interest payments on its 10½% Notes due 2007, in each case due on February 1, 2002.

Multicanal expects to submit proposals to the holders of its Notes with respect to alternative means of discharging the deferred payments, taking into account the financial projections of the Company, its other financial commitments and the limitations imposed by an economy with a high level of volatility.

The Company will keep the stock exchange apprised of any significant developments relating to this matter.

Best regards,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MULTICANAL S.A.

By:____________________
Adrián Mészaros
Chief Financial Officer

Buenos Aires, Argentina

Dated: February 1, 2002